Exhibit 99.7

IN THE CIRCUIT COURT FOR BALTIMORE CITY

)
IN RE RECKSON REALTY CORPORATION	)	Consolidated Case No. 24-C-06-006323
SHAREHOLDERS LITIGATION	)
)

AMENDED CONSOLDIATED CLASS ACTION COMPLAINT

Lead Plaintiffs allege upon personal knowledge as to their own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available sources.

SUMMARY OF THE ACTION

1.                                       This is a stockholder class action brought by Lead Plaintiffs on behalf of the holders of Reckson Associates Realty Corp. (“Reckson” or the “Company”) common stock against Reckson, its directors (the “Individual Defendants”) and SL Green Realty Corp. (“SL Green”) due to Defendants’ actions in causing SL Green and certain members of the Rechler family and their affiliates (collectively, the “Rechler Buyers”) to obtain Reckson at an inadequate consideration (the “Acquisition”).

2.                                       In pursuing their unlawful plan in allowing Reckson to be sold to SL Green and the Rechler Buyers, each of the Defendants violated applicable law by directly breaching and/or conspiring to breach and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

3.                                       Further, instead of attempting to obtain the highest price reasonably available for Reckson for its shareholders, the Individual Defendants pursued a transaction which enabled the Rechler Buyers and SL Green to obtain valuable Company assets below market value in a

“sweetheart deal.” Indeed, while the sale of Reckson to SL Green was being negotiated, the Rechler Buyers simultaneously negotiated agreements to acquire over $2.1 billion of Reckson-owned assets.

4.                                       In essence, the proposed transaction is the product of a hopelessly flawed process that was designed to permit SL Green and the Rechler Buyers to obtain Reckson’s valuable assets, on terms preferential to the Rechler Buyers and SL Green and to subvert the interests of Lead Plaintiffs and the other public stockholders of Reckson.

JURISDICTION AND VENUE

5.                                       This Court has jurisdiction over this action because Reckson and SL Green are both incorporated in Maryland, and the wrongful conduct challenged here relates to the Individual Defendants’ actions as directors of a Maryland corporation. Further, the wrongful conduct of SL Green relates to its aiding and abetting the breaches of fiduciary duties by the directors of a Maryland corporation. Each Defendant herein who is a director and/or officer of a Maryland entity, also, has sufficient minimum contacts with Maryland to sustain proper jurisdiction of the person (including by virtue of that position and/or the wrongdoing alleged herein) in the State of Maryland, including by constructive consent; each Defendant has engaged in a conspiracy, as further alleged herein, which also supports jurisdiction of the person as to each Defendant.

6.                                       Venue is proper in this Court because each Defendant resides, carries on a regular business, is employed, or habitually engages in a vocation in Baltimore City, Maryland. Alternately, venue is otherwise proper in Baltimore City, including per § 6-201, et seq. of the Courts & Judicial Proceedings Article (including because each Individual Defendant, if a nonresident individual, is subject to venue in any county of the State). Upon information and belief, most or all of the Individual Defendants are non-residents of the State of Maryland. The Maryland resident agent (The Corporation Trust Inc., 300 East Lombard St., Baltimore, Md.) of Defendant Reckson is located in Baltimore City, Md., as is the resident agent of SL Green (National Registered Agents, Inc., 11 East Chase St., Baltimore, Md.).

7.                                       This action challenges the internal affairs or governance of Reckson and hence is not removable to Federal Court under the Class Action Fairness Act of 2005.

PARTIES

8.                                       Lead Plaintiffs Mary M. Teitelbaum, Sheldon Pittleman and John Borsch at all times relevant hereto were shareholders of Reckson.

9.                                       Defendant Reckson is a Maryland corporation headquartered in New York, New York. The Company’s predecessor was founded by the Rechler family in 1968 and went public in 1995. Since its founding, Reckson has been engaged in the business of owning, developing, acquiring, constructing, managing and leasing office and industrial properties in the New York City tri-state area. The Company operates as a fully integrated, self-administered and self-managed real estate investment trust (“REIT”). In September 2003, the company sold its entire portfolio of Long Island industrial properties for $315 million to Rechler Equity Partners - a new company formed by Roger, Mitchell and Gregg Rechler, former members of the Reckson board. At December 31, 2005, the Company owned 103 properties (inclusive of twenty-five office properties owned through joint ventures) in the New York City tri state area Class A central business district (“CBD”) and suburban markets, encompassing approximately 20.3 million rentable square feet, all of which are managed by the Company. The properties include 17 Class A CBD office properties encompassing approximately 7.2 million rentable square feet. The

CBD office properties consist of six properties located in New York City, nine properties located in Stamford, CT and two properties located in White Plains, NY.

10.                                 Defendant Scott H. Rechler (“Rechler”) has served as Chief Executive Officer of the Company since December 2003 and as Chairman of the Board since November 2004. Rechler also serves as the Chairman of the Executive Committee of the Board and has served as a director of the Company since its formation. Rechler served as President of the Company from February 1997 to May 2001 and from December 2003 through March 2006. He also served as Chief Operating Officer of the Company from its formation until May 1999 and served as Co-Chief Executive Officer of the Company from May 1999 until December 2003. In addition, from the Company’s formation until February 1997, Mr. Rechler served as Executive Vice President of the Company. Rechler has been employed at Reckson since 1989. Rechler was the architect of Reckson’s successful public offering in June 1995 and has led the Company from a Long Island based owner and developer to one of the largest office REIT’s in the New York tri-state area.

11.                                 Defendant Michael Maturo (“Maturo”) has served as a director at all relevant times. Maturo was recently appointed President of the Company, in addition to his positions as Chief Financial Officer and Treasurer of the Company, which he has held since 1995. Maturo formerly served as the Chairman of the Company’s Investment Committee from May 2004 through March 2006. Maturo oversees the Company’s finance, accounting, treasury management, public reporting, capital markets, investor relations and strategic planning functions. Maturo also oversees the Company’s investment functions and allocation of capital. Maturo assists Defendant Rechler, the Company’s Chairman and Chief Executive Officer, in developing and implementing the Company’s corporate and operating strategies. Maturo serves as a director of Reckson Australia Management Limited, an Australian licensed “Responsible Entity” that Reckson owns and that manages Reckson New York Property Trust, an Australian listed property trust that has formed a joint venture with the Company.

12.                                 Defendant Douglas Crocker II (“Crocker”) has served as a director of the Company since 2004.

13.                                 Defendant Elizabeth McCaul (“McCaul”) has served as a director of the Company since 2004.

14.                                 Defendant Ronald H. Menaker (“Menaker”) has served as a director of the Company since 2002.

15.                                 Defendant Peter Quick (“Quick”) has served as the Company’s lead independent director since 2003 and as a director of the Company since 2002.

16.                                 Defendant Lewis S. Ranieri (“Ranieri”) has served as a director of the Company since 1997.

17.                                 Defendant John F. Ruffle (“Ruffle”) has served as a director of the Company since 2004.

18.                                 Defendant Stanley (Mickey) Steinberg (“Steinberg”) has been a director of the Company since 2004.

19.                                 Defendant Edward Casas (“Casas”) has been a director of the Company at all relevant times.

20.                                 Defendant SL Green is a Maryland corporation headquartered in New York, New York. SL Green operates as a self-managed real estate investment trust, or REIT, with in-house capabilities in property management, acquisitions, financing, development, construction and leasing.

21.                                 The Defendants named above in ¶¶ 10-19 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

22.                                 In accordance with their duties of loyalty, care and good faith, each Individual Defendant owed and owes Reckson and its shareholders fiduciary obligations and were and are required by law to: (1) use their ability to control and manage Reckson in a fair, just and equitable manner; (2) act in furtherance of the best interests of Reckson and its public shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern Reckson in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests at the expense of Reckson and its public shareholders.

23.                                 Lead Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the sale of Reckson, violated the fiduciary duties they owed to Lead Plaintiffs and the other public shareholders of Reckson, including their duties of care, loyalty, good faith and independence, insofar as they failed to maximize value to shareholders and also stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Lead Plaintiffs or the Class.

24.                                 Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Reckson, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

25.                                 Lead Plaintiffs bring this action as a class action pursuant to Maryland Rule (“Md. R.”) 2-231 on behalf of all Reckson common stock holders. Excluded from the Class are Defendants, members of the immediate families of the Defendants, their heirs and assigns, and those in privity with them.

26.                                 The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Lead Plaintiffs, and can be ascertained only through appropriate discovery, Lead Plaintiffs believe there are hundreds if not thousands of Class members. Reckson has over 83 million shares of common stock outstanding.

27.                                 Lead Plaintiffs’ claims are typical of the claims of the Class, since Lead Plaintiffs and the other members of the Class have and will sustain damages arising out of Defendants’ breaches of their fiduciary duties. Lead Plaintiffs do not have any interests that are adverse or antagonistic to those of the Class. Lead Plaintiffs will fairly and adequately protect the interests of the Class. Lead Plaintiffs are committed to the vigorous prosecution of this action and have retained counsel competent and experienced in this type of litigation.

28.                                 There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

(a)                              the Defendants have and are breaching their fiduciary duties to the detriment of Reckson’s shareholders;

(b)                             the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages; and

(c)                              the Defendants are pursuing a course of business designed to eliminate the public shareholders of Reckson to the unfair benefit of Reckson’s directors and executive officers, and the limited partners of the Operating Partnership, in violation of their fiduciary duties.

29.                                 A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Lead Plaintiffs anticipate no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for Defendants.

SUBSTANTIVE ALLEGATIONS

Background

30.                                 RA was incorporated in September 1994 and made an initial public offering on June 12, 1995.

31.                                 RA, like other REIT’s, is a real-estate company that offers common shares to the public. The capital structure of a REIT also includes an operating partnership comprising units held in part by insiders. A REIT stock is similar to any other stock representing ownership in an operating business, except that: (1) a REIT’s primary business is managing groups of income-producing properties; and (2) a REIT must pay out dividends for at least 90% of its taxable profits.

32.                                 RA’s capital structure also includes Long Term Incentive Plan Units (“LTIP Units”). LTIP Units are a special class of partnership interest in the Operating Partnership. LTIP Units, like restricted stock, are designed to offer officers the same long-term incentives as restricted stock, while providing incentives for them to retain their equity interests in the Company subsequent to vesting. With regards to the grants of LTIP Units to Rechler and Maturo, these LTIP Units vest in their entirety upon a change in control of the Company.

33.                                 RA’s business strategy has been a success story. Historically, RA has emphasized the development and acquisition of suburban office properties in large-scale office parks. As stated in the Company’s March 10, 2006 Form 10K filed with the Securities and Exchange Commission (“SEC”):

We believe that owning properties in planned office parks provide strategic and synergistic advantages, including the following: (i) certain tenants prefer locating in a park with other high quality companies to enhance their corporate image, (ii) parks afford tenants certain aesthetic amenities such as a common landscaping plan, standardization of signage and common dining and recreational facilities, (iii) tenants may expand (or contact) their business within a park, enabling them to centralize business functions and (iv) a park provides tenants with access to other tenants and may facilitate business relationships between tenants.

34.                                 RA’s business strategy has paid off quite handsomely. A look at the Company’s total revenues from 2002 through 2005 reflects the Company’s steady growth:

	2005	2004	2003	2002
Total Revenues in Thousands	$572,053	$512,424	$434,866	$420,535

THE ACQUISITION

35.                                 In 2003, four members of the Rechler family, which founded Reckson’s predecessor, took certain industrial properties then owned by Reckson private in a $315 million transaction.

36.                                 More recently, the Rechler family sought to complete their efforts to take Reckson private. In this regard, on August 3, 2006, SL Green and Reckson jointly announced that they had entered into a definitive agreement pursuant to which SL Green will acquire Reckson for approximately $6.0 billion including the assumption of Reckson’s outstanding debt totaling approximately $2.0 billion. In the same announcement, SL Green also announced that it had entered into related agreements to sell certain Reckson assets to the Rechler Buyers for $2.1 billion. Specifically, the announcement stated as follows:

Under the terms of the agreement, SL Green will acquire all of Reckson’s common stock and operating partnership units for $31.68 in cash and a fixed exchange ratio of 0.10387 shares of SL Green common stock per Reckson common share and operating partnership unit. Based on SL Green’s closing stock price of $112.00 per share as of August 2, 2006, the transaction consideration represents $43.31 per Reckson common share and operating partnership unit. Completion of the transaction does not require approval by SL Green stockholders. Upon closing, Reckson stockholders will own approximately 15.2% of SL Green.

SL Green also announced that it entered into related agreements whereby certain assets of Reckson will be sold to an investment group led by existing Reckson executive management and Marathon Asset Management for a total consideration of $2.1 billion. The investor group will acquire all of Reckson’s Long Island real estate assets, Reckson’s fourteen property Eastridge portfolio in New York’s Westchester County, 711 Westchester Avenue in White Plains, NY, Reckson’s twenty office properties and three development parcels located in New Jersey, all of Reckson’s interests in its Australian listed property trust, including the responsible entity, an interest in Reckson’s RSVP investment and an interest in certain structured finance instruments. The sale is expected to close simultaneously with the closing of the acquisition of Reckson by SL Green. It has been approved by a committee of independent directors of Reckson.

Pending the closing of the transaction, Reckson expects to continue to pay customary quarterly dividends at an annualized rate of $1.6984 per share, prorated through the actual closing date.

After the completion of the sale transaction with the investor group, SL Green will own office buildings consisting of 28.0 million square feet, of which 24.5 million square feet will be in New York City. This transaction extends SL Green’s standing as the largest public owner and operator of office properties in New York City.

Marc Holliday, the CEO of SL Green commented, “The acquisition of Reckson Associates provides SL Green with a huge step forward as one of the nation’s largest office REIT’s as we seek to continue being the sector’s outstanding performer. The portfolio we have acquired is a perfect fit for us - in one transaction we have added five outstanding buildings totaling over four million square feet in our core market of Manhattan, obtained key properties strategically located in the neighboring submarkets of Westchester and southern Connecticut, and expanded our highly-profitable investment platform. We were pleased to be able to work successfully with Reckson’s leadership on this and we welcome Reckson’s shareholders to the SL Green investor base.”

Scott Rechler, Chairman and Chief Executive Officer of Reckson stated “After eleven exciting years in the public arena, we have decided to recognize the significant value we have created in our portfolio and combine with SL Green to create the premiere office REIT in the metropolitan New York area.”

Goldman Sachs and Greenhill & Co. served as financial advisors to the independent directors of Reckson and Citigroup served as a financial advisor to Reckson. Goldman Sachs and Greenhill rendered fairness opinions in the transaction. Wachtell Lipton Rosen and Katz served as legal counsel to the independent directors of Reckson. Merrill Lynch acted as exclusive financial advisor to SL Green, and Clifford Chance US LLP and Solomon and Weinberg LLP served as legal counsel to SL Green.

(Emphasis added).

37.                                 The Sale Announcement was made less than an hour after the Company had announced its 2006 Second Quarter results (“2006 2Q Results”), which indicated the following financial results for the company second quarter:

•                  The company reported FFO from $49.8 million, or 59 cents per share from the same period in the previous year to $54.4 million, or 63 cents per share.

•                  Revenue rose 9.2 percent to $147.8 million from $135.4 million.

•                  93.7 percent of its properties were occupied, compared with 93.3 percent last year.

•                  Net income rose 15.4 percent during the second-quarter from $17.8 million, or 22 cents per share from the same period in the previous year to $19.9 million, or 24 cents per share

38.                                 Defendant Rechler stated as follows with regard to the Company’s 2006 2Q Results:

I am extremely pleased with our second quarter results. Our record level of leasing activity during the second quarter reflects that the New York Tri-State area markets continue to gain strength as demand for quality office space continues to outpace supply.

39.                                 As demonstrated in the graph below, the Company’s stock has steadily risen in the past year. However, in May 2006, the stock plummeted, but appeared to again be on the rise when the Acquisition was announced.

40.                                 Nicholas Yulico, a staff reporter with www.thestreet.com, states as follows with regard to the transaction:

It appears that SL Green might be getting a good deal for Reckson, since it is basically buying the company for $43 to $44 per share, while certain analysts have pegged Reckson’s net asset value closer to $47 to $48.

(Emphasis added).

41.                                 Similarly, The Wall Street Journal reports that, “[i]n a published note, John Kim, a Banc of America analyst, questioned whether Reckson shareholders were receiving a slightly lower than expected price, given his estimate of net asset value of about $47.”

(Emphasis added).

42.                                 Moreover, on July 26, 2006, a mere six days prior to the announcement of the acquisition, JP Morgan published an analyst report in which it valued RA stock at $48 per share.

SELF-DEALING

43.                                 By reason of their positions with Reckson, the Individual Defendants, including Defendant Rechler, were in possession of non-public information concerning the financial condition and prospects of Reckson, including information with regard to the results of the Company’s financial performance for the 2006 Q2, and especially the true value and expected increased future value of Reckson and its assets, which they did not disclose to Reckson’s public stockholders prior to causing Reckson to enter into the Acquisition agreement.

44.                                 Despite their duty to maximize shareholder value, the Defendants have material conflicts of interest and are acting to better their own interests at the expense of Reckson’s public shareholders. As alleged herein, an investment group led by Reckson’s CEO, Scott Rechler and Marathon Asset Management (“Marathon”) (led by managing director Jon Halpern, a former Reckson executive and fourth-generation real estate developer who sold his own family’s portfolio to Reckson Associates in 1996) will acquire all of the Company’s Long Island properties, as well as key assets in Westchester County and three development parcels located in New Jersey. In addition, the investors will buy all of Reckson’s interests in its Australian-listed property trust and an interest in Reckson Strategic Venture Partners, an investment vehicle. These transactions will close simultaneously with the closing of the acquisition of Reckson by SL Green.

45.                                 Historically, the key to the Company’s success has been investing in suburban office properties. This successful business strategy has coincided with the trend in the real estate market favoring workplace decentralization. RA most recently explained this strategy in the Company’s March 10, 2006 Form 10-K, which states in relevant part:

Through our ownership of properties in the key CBD (central business districts) and suburban office markets in the tri-state area, we believe we have a unique competitive advantage as the trend toward regional decentralization of the workplace increases. Subsequent to the events of September 11, 2001, as well as the impact of technological advances, which further enable decentralization, companies are strategically re-evaluating the benefits and feasibility of regional decentralization and reassessing their long-term space needs. We believe this multi-location regional decentralization will continue to take place, increasing as companies begin to have better visibility as to the future of the economy, further validating its regional strategy of maintaining a significant market share in the key CBD and suburban office markets in the tri-state area.

46.                                 By agreeing to the Acquisition, the Individual Defendants have agreed to sell the Company, and give many of these valuable decentralized assets to the Rechler Buyers. This decision is surprisingly rational for the Rechler Buyers. These individuals stand to reap a windfall by acquiring a $2 billion real estate portfolio from SL Green, while RA’s public shareholders will, if the transaction is consummated, be deprived of their ability to participate in the Company’s future prosperity.

47.                                 The assets that the Rechler Buyers will receive are the very assets that comprise RA’s highly successful decentralized business strategy. Accordingly, Company insiders will continue to realize the fruits of this strategy, while RA shareholders will be left out in the cold.

48.                                 Indeed, an article in the August 9, 2006 edition of the Wall Street Journal noted widespread shareholder discontent regarding the management buyout. Specifically, that article stated:

It is the management buyout that has upset some Reckson shareholders, who questioned whether that part of the deal reflected the properties’ greater potential.

49.                                 In another article on the National Real Estate Investor web-site, the Acquisition is referred to as “essentially a going-private transaction tagged onto a merger.” It is also postulated that “the seller still has to go through the various steps to insulate [Reckson’s] board from accusations that it’s an insider deal.”

50.                                 According to Newsday.com, there is speculation that “Reckson’s board may have accepted a lower price from SL Green because the company was willing to structure a deal that would allow Scott Rechler and his management group to buy back the Long Island and some other suburban assets.” Indeed, Jan Svec, a director in credit rating agency Fitch’s real estate investment trust group states as follows with regard to Acquisition:

It sounds like there are a lot of rumblings among shareholders that Reckson could have gotten a higher price …. The modest premium over the closing price the day before was a little surprising.

Referring to the 2003 sale of 95 Long Island industrial properties to Scott Rechler’s father, uncle, brother and cousin for $315.5million, Svec further stated as follows:

There’s a lot of history with the Rechler family in terms of shareholder concern about transactions in which assets were sold to family members at what some of the equity investors thought were below-market prices ....

51.                                 Further, SL Green has agreed to provide the officers and directors of Reckson and its subsidiaries with rights to indemnification and exculpation with respect to matters occurring at or prior to the Acquisition. This right to indemnification will continue for six years following the close of the Acquisition.

52.                                 The Acquisition is wrongful, unfair and harmful to Reckson’s public stockholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny Lead Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of SL Green and the Rechler Buyers on unfair terms.

THE PRELIMINARY PROXY

53.                                 On September 18, 2006, SL Green and Reckson filed with the SEC a joint Form S-4 Registration Statement under the Securities Act of 1933 (the “Preliminary Proxy”), which purports to give Reckson shareholders all relevant information relating to the Acquisition to allow shareholders to cast an informed vote for or against the Acquisition. In violation of their fiduciary duty of candor, however, Individual Defendants have failed to provide Reckson shareholders with adequate information in the Preliminary Proxy to allow them to cast an informed vote on the Acquisition.

54.                                 In the Preliminary Proxy, SL Green has provided, among other things, sections titled “Background of the Merger,” “Reckson’s Reason for the Merger,” “Fairness Opinion Regarding Merger Consideration,” and “Fairness Opinion Regarding August 3 Letter Agreement.” These respective sections of the Preliminary Proxy purport to provide all material information relating to the events leading up to the commencement of the Acquisition and the information relied upon by the Board, Goldman Sachs and Greenhill in evaluating the

Acquisition. Unfortunately, these and other sections of the Preliminary Proxy fail to disclose material details with respect to the Acquisition that are vital to a reasonable shareholder’s decision to vote for or against the Acquisition.

55.                                 With respect to the “Background of the Merger” section of the Preliminary Proxy, the Preliminary Proxy omits material information which renders it misleading and prevent shareholders from being able to make a fully-informed decision whether to vote for or against the Acquisition. Generally, the “Background of the Merger” section does not adequately describe the auction process, how that process occurred, and the process by which the Rechler Buyers were allowed to purchase certain assets of Reckson. More specifically, the “Background of the Merger” section does not adequately disclose:

a.                                   The specific criteria that Reckson’s Board instructed its financial advisors to utilize to identify and contact the original eight (8) potential strategic and financial buyers to solicit their interest in pursuing an acquisition of Reckson (Preliminary Proxy at 44-45);

b.                                  The number of respective strategic and financial buyers that comprised the ten (10) potential bidders that either had been contacted or had independently contacted Reckson (Preliminary Proxy at 45);

c.                                   The number of respective strategic and financial buyers that comprises the six (6) potential bidders that entered into confidentiality agreements to permit them to receive nonpublic information concerning Reckson (Preliminary Proxy at 45);

d.                                  Whether the two (2) unsolicited bidders that contacted Reckson following the July 13, 2006 television broadcast in which Reckson was discussed as a possible takeover candidate entered into confidentiality agreements with Reckson, and whether these unsolicited bidders took part in any due diligence and/or takeover negotiation processes (Preliminary Proxy at 45); and

e.                                   What other specific strategic alternatives to the Acquisition were considered by the Reckson Board and, if such alternatives were considered, the reason(s) why the Reckson Board decided to instead conduct the Acquisition (Preliminary Proxy at 44-48).

56.                                 With respect to the “Reckson’s Reasons for the Merger” section of the Preliminary Proxy, there are material omissions relating to the $99.8 million termination fee, why the Acquisition was more favorable than other strategic alternatives, and why selling assets to the Rechler Buyers produces a greater value for shareholders than simply retaining those assets.

57.                                 With respect to the “Fairness Opinion Regarding Merger Consideration,” there are material omissions that relate to Greenhill’s and Goldman Sachs’ financial analysis. Specifically:

a.                                   With respect to the Net Asset Value Analysis performed by Goldman Sachs, the Preliminary Proxy does not adequately disclose:

i.                         The capitalization rate used by Reckson management, and the method used by Reckson management to determine the capitalization rate, used in Reckson’s management’s net asset value analysis (Preliminary Proxy at 59);

ii.                      The capitalization rate used by Goldman Sachs, and the method used by Goldman Sachs to determine the capitalization rate, used in Goldman Sachs’ net asset value analysis (Preliminary Proxy at 59);

iii.                   The stabilized Net Operating Income used by Reckson management to determine Reckson’s Net Asset Value (Preliminary Proxy at 59); and

iv.                  Reckson’s 2007 Net Operating Income used by Goldman Sachs in its net asset value analysis (Preliminary Proxy at 59);

b.                                  With respect to the Illustrative FFO Multiple Analysis performed by Goldman Sachs, the Preliminary Proxy does not adequately disclose:

i.                         The FFO estimates for years 2008-2011 that Reckson management provided to Goldman Sachs to perform its FFO multiple analysis, despite disclosing that Reckson’s management provided FFO estimates for the years 2006-2011 (Preliminary Proxy at 59);

ii.                      The basis upon which Goldman Sachs determined to use a multiples range of 12.0x-17.0x in the FOO multiple analysis, and the reasons why such a multiples range was appropriate (Preliminary Proxy at 59);

c.                                   With respect to the Illustrative Discounted Cash Flows analysis performed by Goldman Sachs, the Preliminary Proxy does not adequately disclose:

i.                         The basis upon which Goldman Sachs determined to use a multiples range of 12.0x-17.0x in the discounted cash flows analysis, and the reasons why such a multiples range was appropriate (Preliminary Proxy at 59);

ii.                      The basis upon which Goldman Sachs determined to use a range of discount rates of 7.0%-11.0% in the discounted cash flows analysis, and the reasons why such a discount rate range was appropriate (Preliminary Proxy at 59);

iii.                   The 3-year forecasts, 5-year base case forecasts, and the 5-year upside case forecasts that were provided by Reckson management to Goldman Sachs (Preliminary Proxy at 59); and

iv.                  The sensitivity of Goldman Sachs’ Discounted Cash Flows analysis to the underlying assumptions thereof (Preliminary Proxy at 59);

d.                                  With respect to the Selected Transactions Analysis performed by Goldman Sachs, the Preliminary Proxy does not adequately disclose:

i.                         A comparison of the premium paid in the Acquisition to premiums observed in the market for similar transactions (Preliminary Proxy at 60);

ii.                      The basis upon which December 22, 2005 was selected as the starting date for the selected transactions analysis (Preliminary Proxy at 60);

iii.                   Whether there existed other transactions during the selected timeframe that were excluded from the selected transactions analysis, or if the three (3) transactions used were the only three (3) transactions that occurred during the selected timeframe (Preliminary Proxy at 60); and

iv.                  The basis upon which Goldman Sachs determined to evaluate the selected transactions based upon Implied Cap Rate and Price per square foot, whether Goldman Sachs included other observable metrics in the selected transactions analysis, and, if not, the basis upon which Goldman Sachs made this decision (Preliminary Proxy at 60);

e.                                   With respect to the Precedent Transactions Analysis performed by Greenhill, the Preliminary Proxy does not adequately disclose:

i.                         The basis upon which Greenhill selected the precedent transactions (Preliminary Proxy at 64-65);

ii.                      The basis upon which Greenhill determined to evaluate the selected precedent transactions based upon Implied Cap Rate and Price per square foot, whether Greenhill included other observable metrics in the selected transactions analysis, and, if not, the basis upon which Greenhill made this decision (Preliminary Proxy at 60); and

iii.                   The estimated 2007 NOI for Reckson’s selected properties that was provided by Reckson management to Greenhill (Preliminary Proxy at 64-65);

f.                                     With respect to the Comparable Public Companies Analysis performed by Greenhill, the Preliminary Proxy does not adequately disclose:

i.                         The specific basis upon which Greenhill determined to focus its comparable public companies analysis on only three (3) companies: Mack-Cali Realty, Liberty Property, and Brandywine Realty (Preliminary Proxy at 65);

g.                                  With respect to the Standalone Company Analysis performed by Greenhill, the Preliminary Proxy does not adequately disclose:

i.                         The basis upon which Greenhill determined to use a 2008 FFO multiple range of 13.0X-15.0x in the standalone company analysis first scenario, and the reasons why such a FFO multiple range was appropriate (Preliminary Proxy at 66); and

ii.                      The pro forma 2008 FFO that was provided by Reckson management to Greenhill for use in the standalone company analysis first scenario (Preliminary Proxy at 66); and

iii.                   The basis upon which Greenhill determined to use a 2008 FFO multiple range of 12.0x-14.0x in the standalone company analysis first scenario, and the reasons why such a FFO multiple range was appropriate (Preliminary Proxy at 66); and

h.                                  With respect to the Standalone Company Analysis with Merger Premium performed by Greenhill, the Preliminary Proxy does not adequately disclose:

i.                         The basis upon which Greenhill determined to use a 20% control premium (Preliminary Proxy at 66-67).

58.                                 In addition to the disclosure deficiencies with respect to the financial analysis performed in the “Fairness Opinion Regarding Merger Consideration” section of the Preliminary Proxy, there are material omissions regarding Goldman Sachs’ contingent transaction fee, specifically, what proportion of Goldman Sachs’ $12 million fee was contingent upon successful completion of the Acquisition, as well as omissions relating to the prior relationship between Goldman Sachs and SL Green or Reckson.

59.                                 With respect to the “Fairness Opinion Regarding August 3 Letter Agreement,” there are material omissions regarding Greenhill’s evaluation of certain Reckson assets that are being sold to the Rechler Buyers. Specifically, there are material omissions regarding the Transaction Analysis and Comparable Public Companies Analysis. Because there are material omissions from the Preliminary Proxy, shareholders of Reckson are without the ability to make a knowledgeable and informed decision whether to vote for or against the Acquisition. Accordingly, Defendants have breached their fiduciary duty of candor.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty

(Against All Defendants Except SL Green)

60.                                 Lead Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

61.                                 The Individual Defendants have violated the fiduciary duties they owe to the shareholders of Reckson. The Individual Defendants’ agreement to the terms of the Acquisition, which favor the interests of the Rechler Buyers and SL Green to the detriment of plaintiff and the other public stockholders of Reckson, demonstrate a clear absence of the exercise of due care and of loyalty to Reckson’s public shareholders.

62.                                 Further, in agreeing to the Acquisition, the Individual Defendants failed to properly inform themselves of Reckson’s highest transactional value and failed to do so because of their interest in entering into the Acquisition. By causing Reckson to enter into the Acquisition, the Individual Defendants have deprived Lead Plaintiffs and the Class of the opportunity to realize the higher price other buyers might be willing to pay for Reckson shares, or the value that their Reckson shares would have if the Company remained independent.

63.                                 Despite the obvious long-term value of Reckson for SL Green, Reckson’s shareholders will be receiving an inadequate takeover premium over Reckson’s stock price prior to the announcement of the Acquisition. Further, the substantial synergies which SL Green will enjoy by virtue of the acquisition of Reckson are not being adequately compensated for in the agreement the Individual Defendants caused Reckson to enter with SL Green. As Marc Holliday, SL Green’s CEO and President, has stated, a “key feature of this transaction is the exceptionally strong accretion that ... [can be] .... generate[d] in 2007 as a result of significant synergies between the two public companies and strong embedded growth in the [Reckson’s] New York portfolio.”

64.                                 In addition, the consideration of $31.68 in cash and stock exchange ratio of 0.10387 of SL Green stock for each share of Reckson (or approximately $43.31 per Reckson common share based on SL Green’s closing stock price of $112 per share Aug. 2) is unfairly and fraudulently low given that (a) the intrinsic value of Reckson’s common stock is in excess of the $43.31 per share offered by SL Green, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) it is not the result of an appropriate consideration of the value of Reckson because the Reckson board approved the Acquisition without undertaking steps to fairly and accurately ascertain Reckson’s value. Indeed, the $43.31 per share price is below the 52-week high of $46.37 and is a discount to the closing price of $43.95 of the Company’s stock on August 2, 2006.

65.                                 Indeed, Jim Sullivan, a senior analyst at Green Street Advisors states as follows with regard to the Acquisition:

I think $43.31 probably is low enough to attract other interested parties, but when you talk about break-up fees and the need to structurally come up with something that’s appealing to Reckson management, its hard to see a topping bid at this point.

(Emphasis added).

66.                                 By reason of the foregoing, Lead Plaintiffs and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty of Candor

(Against all Defendants except SL Green)

67.                                 Lead Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

68.                                 The Individual Defendants owe the shareholders of Reckson a fiduciary duty of candor. Specifically, the Individual Defendants must provide shareholders of Reckson with all material information concerning the Acquisition to enable them to make an informed vote for or against the Acquisition.

69.                                 As described herein, the Preliminary Proxy disseminated on September 18, 2006 fails to provide material information about the Acquisition. As a result, shareholders of Reckson are without the ability to make a knowledgeable and informed decision whether to vote for or against the Acquisition. Accordingly, the Individual Defendants have violated their fiduciary duty of candor owed to Reckson shareholders.

THIRD CAUSE OF ACTION

Aiding and Abetting

(Against SL Green)

70.                                 Lead Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

71.                                 The Individual Defendants owed Lead Plaintiffs and Reckson’s shareholders duties of care, loyalty and candor. As earlier alleged, the Individual Defendants breached these fiduciary duties. SL Green has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Reckson’s shareholders by, among other things, (a) negotiating a sale of the Company to SL Green with knowledge of the conflicts of interest and the unfairly low price the Individual Defendants have agreed to as a result of the same; (b) requiring Reckson to pay it a break-up fee if it accepts a superior proposal for the Company; and (c) by helping to disseminate the materially incomplete Preliminary Proxy, SL Green aided and abetted the Individual Defendants breach of the fiduciary duty of candor owed to Reckson’s shareholders. The payment of the break-up fee serves as a substantial deterrence to other prospective buyers since they would be saddled with the burden of paying that fee. Further, the proposed sale of Reckson to SL Green could not take place without the knowing participation of SL Green.

72.                                 In addition, SL Green incentivized senior management, including Defendant Rechler, to favor a transaction with SL Green by simultaneously negotiating the disposition of key Reckson property to the Rechler Buyers while negotiating the Acquisition. Indeed, Marc Holliday, SL Green’s President and CEO has stated as follows with regard to the Acquisition:

My strong relationship with Scott Rechler and Reckson’s other key leaders was an integral part in not only being able to structure a deal for the acquisition of the Company, but also separately and simultaneously negotiating for the disposition of over $2 billion of assets.

73.                                 By reason of the foregoing, Lead Plaintiffs and each member of the Class have and will suffer irreparable harm, including harm for which they have no adequate remedy at law.

FOURTH CAUSE OF ACTION

Conspiracy

(Against All Defendants)

74.                                 Lead Plaintiffs repeat and reallege all previous allegations as if set forth in full herein.

75.                                 Each Defendant agreed (or had an understanding) with the other Defendants (i.e., a confederation of at least two persons) (i) to accomplish an unlawful/tortuous act (or acts) and/or (ii) to use unlawful/tortuous means to accomplish an act (or acts) not in itself/themselves illegal/tortuous. The unlawful and/or tortuous acts include, but are not limited to, those set forth in (and by) Counts I and II, above.

76.                                 The unlawful act, or the unlawful means used to accomplish an act not in itself illegal, were done in furtherance of the conspiracy.

77.                                 The unlawful act, or the unlawful means used to accomplish an act not in itself illegal, proximately caused damage to Lead Plaintiffs.

78.                                 Defendants conspired against Lead Plaintiffs with evil or wrongful motive, intent to injure, or ill will; thus, each Defendant’s unlawful conspiracy was done with actual malice (in the sense of conscious and deliberate wrongdoing).

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

1.                        determining that this action is a proper class action under Maryland Rule 2-231, and that plaintiff is a proper class representative;

2.                        declaring that Defendants have breached their fiduciary duties to plaintiff and the Class, conspired in such breaches and aided and abetted such breaches;

3.                        enjoining the sale of the Company and, if such sale is consummated, rescinding it;

4.                        awarding plaintiff and the class compensatory, rescissory damages, and/or other applicable damages (including punitive damages) as allowed by law;

5.                        awarding interest, attorneys’ fees, expert fees and other costs, in an amount to be determined; and

6.                        granting such other relief as the Court may find just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury as to all issues so triable.

DATED: Sept. 22, 2006	Respectfully submitted,

BROWER PIVEN
A Professional Corporation

/s/ Marshall N. Perkins
Charles J. Piven Marshall N. Perkins The World Trade Center-Baltimore Suite 2525 401 East Pratt Street Baltimore, MD 21202 Telephone: 410-332-0030 Facsimile: 410-685-1300

Plaintiffs’ Liaison Counsel & Co-Lead Counsel